UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-20990
HARBOR BANKSHARES CORPORATION
(Exact name of registrant as specified in its charter)
25 W. Fayette Street, Baltimore, Maryland 21201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock $.01 par value

(Title of each class of securities covered by the Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:               250
Pursuant to the requirements of the Securities Exchange Act of 1934 Harbor Bankshares Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 5, 2007	By:	/s/ Joseph Haskins, Jr.
Joseph Haskins, Jr.
Chairman, President, and Chief Executive Officer